SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of July, 2004

Commission File Number 001-14481

TELE LESTE CELULAR PARTICIPAÇÕES S.A.
(Exact name of registrant as specified in its charter)

Tele Leste Cellular Participações Holding Company
(Translation of Registrant's name into English)

Av. Silveira Martins 1036, Cabula
41150-000 Salvador, BA, Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

TELE LESTE CELULAR PARTICIPAÇÕES S.A.
C.N.P.J 02.558.144/0001-93  N.I.R.E. nº 29300023892
Publicly-held Company, with Authorized Capital

MINUTES OF THE REGULAR MEETING OF THE BOARD OF DIRECTORS OF TELE LESTE CELULAR PARTICIPAÇÕES S.A., HELD ON JUNE 22, 2004.

1. DATE, TIME, AND PLACE: June 22, 2004, at 11:00 a.m., exceptionally, at Av. Roque Petroni Junior, 1464, 6º andar, São Paulo - SP.

2. CHAIRMANSHIP OF THE MEETING: Felix Pablo Ivorra Cano - Chairman; Evandro Luís Pippi Kruel - Secretary.

3. INSTATEMENT: The meeting was convened upon the attendance of the undersigned Directors, since there was a quorum present at the meeting, as provided for in the Company's Articles of Incorporation.

4 AGENDA AND RESOLUTIONS:

4.1. Approval of the Hiring of the Independent Auditor : in compliance with the provisions of article 142, item IX, of Law no. 6404/76, and of article 17, item XIII of the Company's Bylaws, the Directors resolved to approve the selection of the audit company Deloitte Touche Tohmatsu Auditores Independentes S/C Ltda. as the Independent Auditors of the Company, the Executive Committee being authorized to negotiate the conditions of said hiring and to perform all other acts as may be necessary for such purpose.

4.2. Change of the Vice-Chairman of the Board of Directors : the Directors resolved to replace the present Vice-Chairman of the Board of Directors, Mr. Iriarte José Araújo Esteves, by Mr. Carlos Manuel de Lucena e Vasconcelos Cruz .

5. CLOSING OF THE MEETING: Since there was no other business to be transacted, the meeting was closed, of which these minutes have been drawn-up, which after read and approved were signed by the Directors present to the meeting and by the Secretary, and registered in the proper book.

Signatures: Felix Pablo Ivorra Cano - Chairman of the Meeting and Chairman of the Board of Directors; Fernando Xavier Ferreira; Eduardo Perestrelo Correia de Matos; Eduardo Carlos Gadelha de Faria; Paulo Henrique de Almeida - Directors; Pedro Manuel Brandão Rodrigues, Zeinal Abedin Mohamed Bava, Iriarte José Araújo Esteves and Carlos Manuel de L. e V. Cruz - Directors represented by Mr. Eduardo Perestrelo Correia de Matos; Ernesto Lopez Mozo; Ignácio Aller Mallo and Antonio Viana-Baptista - Directors represented by Mr. Felix Pablo Ivorra Cano; Evandro Luís Pippi Kruel - Secretary of the Meeting.

I hereby certify that this is faithful copy of the minutes that were drawn-up in the Register Book of Meetings of the Board of Directors.

Evandro Luís Pippi Kruel

Secretary - OAB-RS n.º 18.780

 SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: July 07, 2004

TELE LESTE CELULAR PARTICIPAÇÕES S.A.

By:	/S/ Fernando Abella Garcia
Fernando Abella Garcia Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.